Schedule 13G/A
Under the Securities Exchange Act of 1934
Amendment No 1
FemRX, Inc.

Cusip 314463100

Wall Street Assoicates
Tax ID# 33-0238287
n/a

A California Corporation
Sole Voting Power                                 0.00
Shared Voting Power                               0.00
Sole Dispositive Pwer                             0.00
Shared Dispositive Power                          0.00
Aggregate Amount Beneficially Owned               0.00
Aggregate Amount Excludes Certain Shares          n/a
Percent of Class                                  0.00
Type of Reporting Person                          IA/CO

FemRX, Inc.
1221 Innsbruck Drive
Sunnyvale, CA 94089

Wall Street Associates
1200 Prospect Street, Suite 100
La Jolla, CA 92037

A California Corporation

Class of Securities                               Common
Cusip                                             314463100

Investment Advisor registered under the section 203 of the Investment Advisers Act of 1940

Amount Beneficially Owned                         0.00
Percent of Class                                  0.00
Sole Power To Vote                                0.00
Shared Power to Vote                              0.00
Sole Power to Dispose                             0.00
Shared Power to Dispose                           0.00

Wall Street Associates is an investment advisor providing advice on several several client accounts. Each client has the right to receive dividends, and/or proceeds from the sale of securities, but no one client has an interest in 5% or more of the securities.

Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company.

Identification and classification of members of the group.



By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of, and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Wall Street Associates

William Jeffery
President